State of Delaware
Secretary of State
Division of Corporations
Delivered 05:21 PM 06/18/2013
FILED 05:14 PM 06/18/2013
SRV 130789517 - 5353249 FILE

RICHLAND GENERATION EXPANSION, LLC

CERTIFICATE OF FORMATION

OF

LIMITED LIABILITY COMPANY

FIRST: The name of the Limited Liability Company is: Richland Generation Expansion, LLC.

SECOND: The address of the Limited Liability Company's registered office and the name and address of the registered agent for service of process is Capitol Services, Inc., 1675 S. State Street, Suite B, Dover, Delaware 19901 .

THIRD: The Limited Liability Company shall exist for a period of perpetual existence from and after the date the Delaware Secretary of State issues a Certificate of Formation, unless dissolved earlier by law.

IN WITNESS WHEREOF, the undersigned, being an authorized individual of the Limited Liability Company, has executed, signed and acknowledged this Certificate of Formation this 18 day of June 2013.

William K. Robertson
Authorized Individual